BUY.COM INC.

May 31, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Attention: John Fieldsend

Re:	Request for Withdrawal of Registration Statement on Form S-1,
File Number 333-122265 (together with all amendments thereto, the “Registration Statement”)

Dear Mr. Fieldsend:

Buy.com Inc. (the “Company”) hereby makes application to withdraw the Registration Statement pursuant to Rule 477 under the Securities Act of 1933, as amended. The Company requests the withdrawal of the Registration Statement because it has determined to not proceed with the registration and sale of securities covered by the Registration Statement. No securities have been sold under the Registration Statement and all activity in pursuit of the public offering has been discontinued.

Accordingly, we request an order granting the withdrawal of the Registration Statement be issued by the Securities and Exchange Commission as soon as possible. Should you have any questions regarding this matter, please contact our attorney, Scott Santagata, at (949) 932-3699.

Very truly yours, BUY.COM INC.

By:	/s/ Neel Grover
Neel Grover Chief Executive Officer